Via Facsimile

January 16, 2009

Dana Hartz, Staff Accountant

Division of Corporation Accountant

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to the September 26, 2008 SEC Comment Letter

Dear Ms. Dana Hartz,

Thanks for your fax dated on Jan. 12, 2009. It's our obligation to obey the related securities rules of SEC and that's exactly what we did during the past four years since we were listed on OTCBB from 2005. We do not have any intention to break any US laws.

In fact, we had made much efforts to prepare the response to your comments after we got them. As you may know now, we were planing to delist from OTCBB when we got your comments. Our Attorney told us that you called them and said we could file the form 15 without paying attention to your comments. That's why we didn't reply your comments letter.

On Dec. 5, 2008, we filed the form 15 and delisted from OTCBB. Anyway, we can reply your comments immediately if you insist on our response. We terminated the cooperation with our attorney in US after we were delisted from OTCBB, the only way for us to respond your comments is by fax. Please see our response in the following and let us have your instructions if it is improper.

Response to Item 1-3 of the September 26, 2008 SEC Comment Letter

It is the Company's failure to make appropriate disclosures in the Form 10-KSB for the fiscal year ended December 31,2007, Form10-Q for the quarterly period ended March 31,2008 and the Form 10-Q for the quarterly period ended June 30, 2008 regarding the Controls and Procedures. We have revised these disclosures.

1. We revised disclosure about the Item 8A in the Form 10-KSB for the fiscal year ended December 31, 2007 filed on March 31, 2008. The following is revised version about the Item 8A:

Item 8A. Controls and Procedures.

The Company's management, with the participation of the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of the Company's "disclosure, controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e) as of the end of the period covered by this annual report (the "Evaluation Date"). Based upon that evaluation, the chief executive officer and the chief financial officer concluded that, as of the Evaluation Date, the Company's disclosure, controls and procedures are effective, providing them with material information relating to the Company as required to be disclosed in the reports the Company files or submits under the Exchange Act on a timely basis.

(b)   *Management's Report of Internal Control over Financial Reporting.*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Weinberg & Company, our independent registered public accounting firm, has not issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)   *Changes in internal control over financial reporting.*

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2.   We revised disclosures about the Item3 in the Form 10-Q for the quarterly period ended March 31, 2008 filed on May 20, 2008. The following is revised version about the Item3.Controls and Procedures:

Item 3. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures.

        Our Chief Executive Officer and Chief Financial Officer reviewed and evaluated our disclosure controls and procedures (as defined in Exchange Act Rule.13a-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing them with timely material information related to Genentech, as required to be disclosed in the reports that we file under the Exchange Act of 1934.

(a)   Changes in Internal Controls.

        There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        3. We revised disclosures about the Item3 in the Form 10-Q for the quarterly period ended June 30, 2008 filed on August 19, 2008. The following is revised version about the Item3.Controls and Procedures:

Item 3. Controls and Procedures.

(a)   Evaluation of Disclosure Controls and Procedures.

        Our Chief Executive Officer and Chief Financial Officer reviewed and evaluated our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing them with timely material information related to Genentech, as required to be disclosed in the reports that we file under the Exchange Act of 1934.

(b)   Changes in Internal Controls.

        There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Response to Item 4 of the September 26, 2008 SEC Comment Letter

        Weinberg & Company, P.A. ("Weinberg") currently performs audits for United States listed companies with primary operations in China for approximately 6 public companies. They have an exclusive agreement with KP Cheng & Co as their China correspondent firm to perform audits in mainland China and Hong Kong. Weinberg is licensed in Hong Kong and is in the process of being licensed in mainland China. They have been using KP Cheng for approximately six years. KP Cheng & Co is a PCOAB registered firm.

        Weinberg has been performing the audit of Aida since 2003 through the use of KP Cheng & Co as its correspondent firm in China. Weinberg also used KP Cheng & Co as its correspondent firm for the audit of Jiangsu Institute of Microbiology Co.

        Weinberg is involved in the entire audit process from beginning to end, including detailed planning in the early stages of the audit. KP Cheng & Co use all of the Weinberg audit forms and checklists (PPC online) in performing the detailed audit work. Annually, KP Cheng & Co send one or two of their audit seniors or managers to Boca Raton for an international secondment whereby Weinberg has these individuals work on U.S. listed company audits to increase their knowledge in U.S. GAAP and auditing. This has been ongoing for 5 years. Jim Tokryman, partner at Weinberg spends approximately 60 days per year at the KP Cheng & Co offices and China audit locations discussing issues with board members and management of the China U.S. listed companies and also performs asset inspections of all China facilities being audited. Additionally, Jim conducts training courses for KP Cheng & Co annually in China to educate them on new developments in U.S. GAAP and auditing. All of KP Cheng & Co auditors speak and write English and Chinese. There are approximately 80 professionals in KP Cheng & Co. The partners of KP Cheng & Co primarily have "Big 4" auditing and accounting backgrounds. All of the audit managers at KP Cheng & Co either have their U.S. CPA or are in the process of obtaining it. KP Cheng & Co auditors attend U.S. GAAP and auditing conferences and courses in China annually.

KP Cheng & Co has a system of quality control in China for their audits that include a manager review, partner review and quality control partner review. Once all the work is received in the United States (or if the U.S. review occurs in China) Weinberg applies its system of quality control including a manager review, engagement partner review and concurring partner review.

Weinberg China audits typically include the physical observation of all inventory locations in China and Hong Kong by KP Cheng & Co auditors. If it is not feasible to observe the inventories at the balance sheet date, an alternative date is observed and roll-back audit procedures are performed.

In June 2006, the PCAOB performed a review of all of the Weinberg China audits at the Boca Raton location of Weinberg and they concluded that Weinberg was appropriately acting as the principal auditor on all of its China audits due to the reasons outlined above.

Response to Item 5 of the September 26, 2008 SEC Comment Letter

These sales commissions was returned because these sales agents had unsatisfactory business performance, and the company asked them to return the previously paid commission, and these agents returned the commission as required to maintain the business relationship with the company in long-term stand. However, no previously sold products were returned.

Response to Item 5 of the September 26, 2008 SEC Comment Letter

According to your comment, we revised the certifications in paragraph 4 both Exhibits 31.1 and 31.2 for the Forms 10Q for March 31, 2008 and June 30, 2008 as following:

4.   *As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:*

   a)   *designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information* relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Sincerely yours,

Hui Lin

Chief Financial Officer